

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 1, 2014

Via E-mail
Scott Painter
Chief Executive Officer
TrueCar, Inc.
120 Broadway, Suite 200
Santa Monica, California 90401

  Re: TrueCar, Inc.
     Registration Statement on Form S-1
     Filed April 4, 2014
     File No. 333-195036

Dear Mr. Painter:

  We have reviewed your response letter dated April 30, 2014 relating to the above-referenced filing, and we have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. References to prior comments are to those provided in our letter dated April 21, 2014.

  Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Key Metrics

Units, page 50

1. We note your response to prior comment 7 that the TrueCar Dealer Master Terms and Conditions require that the company "introduce" a customer to a dealer. We further note your response to prior comment 6 that the term "introduced" is not a defined contractual term. As such, it appears that this term may be subject to different interpretations. In instances where you issue a full credit because a dealer claims that it had a pre-existing relationship with the purchaser not "introduced" by TrueCar, it is unclear how you have demonstrated that a purchase has been made in accordance with the terms of the agreement and is appropriately reflected in your count of units. Further, considering that

you do not receive any compensation for these units, they are not monetized, and it is unclear why you include them in your units metric or your monetization metric. Please expand your disclosure to describe the circumstances under which you issue credits consistent with the information set forth in your response. To the extent material, please also disclose the number of full credits issued for each period presented that is associated with individual units sold. If you are unable to quantify these credits, please disclose the reasons why.

Critical Accounting Policies and Estimates

Stock Based Compensation, page 74

2.   We refer to the information provided in your response regarding the significant factors contributing to the difference between the fair value of the underlying stock as determined for your most recent valuation date and the midpoint of your IPO offering range. Please disclose this information in your filing.

Consolidated Financial Statements

Notes to Consolidated Financial Statements

2. Summary of Significant Accounting Policies

Revenue Recognition

Transaction Revenues

Auto Buying Program Revenues, page F-18

3.   We note your response to prior comment 7. Since there is no contractual right for dealer post-sale verification, acceptance or any other affirmative action, it appears that this is a significant accounting policy peculiar to your industry. Please tell us what consideration you gave to disclosing this method of revenue recognition as an accounting policy disclosure under ASC 235-10-50.

4.   In response to prior comment 8 you advise that you will revise your disclosures in the registration statement to clarify that subscription fees are not subject to upward adjustment if actual sales or introductions are less than the guaranteed amount. Please confirm that you will also include a fuller description of these arrangements consistent with the description set forth in your response.

You may contact Laura Veator, Staff Accountant, at (202) 551-3716 or Craig Wilson, Senior Assistant Chief Accountant, at (202) 551-3226 if you have questions regarding comments on the financial statements and related matters. Please contact Katherine Wray, Attorney-Advisor, at (202) 551-3483 or me at (202) 551-3457 with any other questions. If you thereafter have questions, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3735.

Sincerely,

/s/ Maryse Mills-Apenteng

Maryse Mills-Apenteng
Special Counsel

cc: Via E-mail
        Troy Foster
        Wilson Sonsini Goodrich & Rosati, P.C.